SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HEALTH PARTNERSHIP INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

42224L105
(CUSIP Number)

Gerard M. Jacobs
Chief Executive Officer of Health Partnership Inc.
5 Revere Drive, Suite 510
Northbrook, Illinois 60062
(847) 562-0177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42224L105

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Gerard M. Jacobs

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X]

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power 18,596,430

8)	Shared Voting Power 0

9)	Sole Dispositive Power 0

10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 95.46%

14)	Type of Reporting Person: IN

(1)	The Reporting Person disclaims beneficial ownership of all shares of common stock of Health Partnership Inc.

Item 1.	Security and Issuer

Common Stock, without par value (the “Shares”).

Health Partnership Inc.
3111 North Seminary, Suite 1N
Chicago, Illinois 60657

Item 2.	Identity and Background.

(a)	Gerard M. Jacobs (the “Reporting Person”)

(b)	Residence or Business Address: 5 Revere Drive, Suite 510, Northbrook, IL 60062

(c)	The Reporting Person is the chief executive officer of Health Partnership Inc. (“Health Partnership”), having its principal place of business at 3111 North Seminary, Suite 1N, Chicago, Illinois 60657.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the (i) Agreement and Plan of Merger entered into on February 13, 2006 by and among Health Partnership, Capital Partners for Health & Fitness, Inc, a North Carolina corporation (“Capital Partners”), Capital Partners Merger Sub, Inc., a North Carolina corporation and wholly-owned subsidiary of the Issuer, Capital Partners Acquisitions Sub, Inc., a North Carolina corporation and wholly-owned subsidiary of the Issuer, Randall Rohm (“Rohm”) and Thomas Flynn (“Flynn”), and (ii) Letter of Intent dated December 21, 2005, among Health Partnership, Capital Partners, Lee Wiskowski (“Wiskowski”), Douglas Stukel (“Stukel”), Roberti Jacobs Family Trust dated November 11, 1999 (the “Trust”), DJS Investments II, LLC (“DJS”), Grander, LLC (“Grander”), Rohm and Flynn, several individuals and entities granted to the Reporting Person irrevocable proxies to vote their Shares. The following individuals and entities granted the Reporting Person such an irrevocable proxy: DJS, Grander, Flynn, Rohm, the Trust, Stukel and Wiskowski.

Item 4.	Purpose of Transaction.

The Reporting Person reserves the right to acquire Shares, to dispose of Shares or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer. There are no plans or proposals with regard to any events specified in (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person disclaims beneficial ownership of all Shares.

(b)	As of February 13, 2006, the Reporting Person has sole voting power with respect to 18,596,430 Shares, which is approximately 95.46% of the outstanding Shares.

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Reference is made to the disclosures set forth in Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

2.1
Agreement and Plan of Merger dated February 13, 2006, by and among Health Partnership Inc., Capital Partners Merger Sub, Inc., Capital Partners Acquisition Sub, Inc., Capital Partners for Health & Fitness, Inc., Randall Rohm and Thomas Flynn (incorporated by reference from the Issuer’s Current Report on Form 8-K/A dated February 13, 2006 and filed with the Securities and Exchange Commission on the February 23, 2006).

99.1	Form of Irrevocable Proxy dated February 13, 2006 granted by the individuals and entities identified in Item 3 hereof in favor of the Reporting Person (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006	GERARD M. JACOBS

/s/ Gerard M. Jacobs
Gerard M. Jacobs